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WRITER'S EMAIL ADDRESS:

nathan.greene.@shearman.com

May 30, 2013

Via Email and EDGAR Correspondence Filing

Mr. Ed Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Torchlight Value Fund, Inc.  and Torchlight Value Fund Master, LLC Registration Statements

Dear Mr. Bartz:

This letter responds to the comments you provided by telephone to the most recent Torchlight Value Fund, Inc. (the “Feeder Fund”) and Torchlight Value Fund Master, LLC (the “Master Fund” and collectively, the “Funds”) registration statements (the “Registration Statements”).  Below, I identify each of your comments and offer our responses.  Our responses are organized in the order that your comments would appear within the Feeder Fund’s Registration Statement1.  At next year’s annual update, we will file an amended Registration Statement reflecting the changes described herein following any further discussions with you.

I.	Prospectus – Page 3 – Investment Objective

1.	COMMENT: You asked that we include a parenthetical in the following sentence explaining that securities rated below B- or unrated are referred to as “junk bonds.”

RESPONSE:  We will make the requested change by adding the parenthetical below, so that the second sentence of the third paragraph of the “Investment Objective” section will read:

1 The Registration Statements are each organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.  Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statements.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Ed Bartz

However, the securities rated below B- or unrated (investments below BBB- are commonly referred to as “junk bonds”) may not exceed 20% of the Master Fund’s total asset value.

II.	Prospectus – Page 3 – Risk Factors

2.
COMMENT:  Due to the disclosure that the Master Fund may purchase and hold securities of any duration, you requested that we include an example of the relationship between interest rate risk and the duration of a security in the third paragraph of the “Risk Factors” section.

RESPONSE:  In response to your request, we will include an example after the second sentence of the second paragraph, which will read as follows:

Interest rate risk is the potential for the value of the Master Fund’s assets to fall due to rising interest rates. In general, fixed-income securities lose value when interest rates rise and gain value when interest rates fall.  Moreover, securities with longer maturities can be more sensitive to interest rate changes.  In other words, the longer the maturity of a security, the greater the impact a change in interest rates could have on the security’s price.  In addition, short-term and long-term interest rates do not necessarily move in the same amount or the same direction.

III.	Prospectus – Page 6 – Risk Factors

3.
COMMENT:  You noted that the third paragraph on page 6 discloses the Master Fund’s use of credit default swaps and total return swaps.  You requested that we include disclosure in the Statement of Additional Information stating that if the Master Fund acts as a seller of a credit default swap or a total return swap, then the Master Fund’s exposure to the swap equals the full notional amount of the swap.

RESPONSE:  Our client’s risk and portfolio analytics teams believe that the credit exposure of the Master Fund, acting as a seller of a swap may not equal the full notional amount on the swap.  Rather, the Master Fund’s exposure is more accurately reflected by the notional amount of the swap less the amount by which the value of the swap has declined (or plus the amount the value has increased).

Mr. Ed Bartz

IV.	Prospectus – Page 7 – Fee and Expenses

4.
COMMENT: You asked that we include the document memorializing the fee waiver as an exhibit to the Registration Statement of the Feeder Fund, because of the disclosure of the fee waiver in the first footnote on page 7.

RESPONSE:  We will include the fee waiver commitment letter as an exhibit to the Registration Statement of the Feeder Fund.

V.	Prospectus – Page 8 – Investment Objectives and Policies

Statement of Additional Information – Page 19 – Average Credit Quality

5.
COMMENT: You asked that we remove the discussion of the weighted-average credit quality of the investments of the Master Fund.  You noted that FINRA generally does not permit references to a weighted-average bond rating, because of perceived calculation difficulties and the potential for misunderstanding by investors.

RESPONSE: As per our telephone discussion, we do not believe that this language should be removed, as weighted-average information is of significant interest to the Funds’ investors.  However, we appreciate the comment and its underlying concerns and will add the following disclosure as footnotes to the references in the fourth paragraph in the “Investment Objectives and Policies” section on page 8 of the Prospectus and the first paragraph of the “Average Credit Quality” section on page 19 of the Statement of Additional Information:

Observers have at times questioned the use of a weighted average to measure the credit quality of portfolio investments of a fund, generally for the following reasons.  A weighted average, which has been calculated by a fund rather than a nationally-recognized rating organization, may leave investors with the impression that a fund’s overall credit quality has been independently determined.  Moreover, the concept of an average suggests a numeric equivalency of (or at least predictable variation from) one rating to the next, which is not necessarily the case.  Notwithstanding these limitations, the Fund considers a weighted-credit average as a broad measure of portfolio risk.

We also note that the Funds are sold to a principally institutional investor base (with a median shareholder account size of $45,000,000) and that, accordingly, the prospect for investor confusion is significantly reduced.

Mr. Ed Bartz

We believe our responses above should adequately address your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc:	Marshall Reiss (Chief Compliance Officer of the Funds)
Michael P. Shin (Shearman & Sterling LLP)